UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68358

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/19** (MM/DD/YY) AND ENDING **12/31/19** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MCS Capital Markets LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 West 57th Street
(No. and street)

New York	**NY**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Knox **(212) 659-2022**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza	**New York**	**NY**	**10112**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MCS Capital Markets LLC
(A wholly owned subsidiary of Merchant Capital Solutions LLC)
(SEC I.D. No. 8-68358)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors MCS Capital Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MCS Capital Markets LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 27, 2020

We have served as the Company's auditor since 2013.

AFFIRMATION

I, John Knox, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to MCS Capital Markets LLC for the year ended December 31, 2019 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

John Knox
Signature

February 27, 2020
Date

Financial and Operations Principal
Title

Subscribed and sworn to before me,

On this 27th day of February, 2020

Josephine Konert

JOSEPHINE KONERT
Notary Public, State of New York
No. 01KO5033200
Qualified in Richmond County
Commission Expires Sept. 12, 2022

MCS CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS		
Cash and cash equivalents	$	26,934,122
Prepaid expenses and other assets		65,680
TOTAL ASSETS	$	26,999,802
LIABILITIES AND MEMBER'S CAPITAL		
Accounts payable and accrued expenses	$	148,273
Total liabilities		148,273
Commitments and contingencies (See Note 3)		
Member's capital		26,851,529
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	26,999,802

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

MCS Capital Markets LLC (the "Company"), a wholly owned subsidiary of Merchant Capital Solutions LLC (the "Parent or MerchCap"), is a limited liability company that was formed under the laws of Delaware. MerchCap was previously a joint venture between KKR Capital Markets Holdings L.P. ("KCMH") and certain third parties. Effective in November 2016, KCMH became the sole owner of MerchCap. The Company is an indirect subsidiary of Kohlberg Kravis Roberts & Co. L.P. ("KKR"). KCMH and its affiliates provide administrative services to MerchCap and the Company pursuant to certain service agreements.

The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company chose to suspend primary operations in 2017, and accordingly has not recorded any investment banking revenue. Previously, the Company's primary operations were to provide capital markets, advisory and underwriting services to mid-market and sponsor-backed third parties seeking to raise capital through the public or private capital markets.

2. Summary of Significant Accounting Policies

Basis of presentation
The financial statement was prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ materially from these estimates.

Cash and cash equivalents
The Company considers its investments in money market funds to be cash equivalents if the original maturities are 90 days or less. Cash and cash equivalents are held by a single financial institution and are subject to the credit risk of that financial institution. The Company has not experienced any losses and does not believe there to be any significant credit risk with respect to these balances.

The Company's cash equivalents are measured at fair value on a recurring basis based on the quoted Net Asset Value ("NAV") of the respective open-end registered money market funds. Such cash equivalents, totaling $26,700,148, are classified as Level 1 in the fair value hierarchy because they trade in an active market at reported NAV.

Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.

Financial instruments not measured at fair value
Certain of the Company's assets and liabilities are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: Prepaid expenses and other assets, and Accounts payable and accrued expenses.

Income tax
The Company is a limited liability company organized under the laws of Delaware. Because the Parent is the Company's sole member, the Company is treated as a disregarded entity for federal, state and local income tax purposes. Effective November 2016, KCMH is the sole shareholder of the Parent, and is treated as a partnership for federal, state and local income tax purposes and is therefore subject to New York City ("NYC") unincorporated business tax ("UBT") at a statutory rate of 4%. As the sole member of the Company, the Parent is entitled to reimbursement from the Company for any UBT liability arising from its allocable share of NYC source income.

The Company records deferred tax assets or liabilities based on the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their bases for income tax purposes. As of December 31, 2019, these differences were immaterial.

In the normal course of business, KCMH is subject to examination by federal, state and local income tax regulators. As of December 31, 2019 the Parent's federal income tax returns and state and local tax returns are open under the relevant statute of limitations, and therefore subject to examination for the tax years 2016 through 2018.

Related party
Based on its liquidity at any given time, the Company's ability to meet regulatory capital requirements for potential underwritings may be dependent on its access to funding from the Parent.

Effective January 15, 2013 the Company entered into a services agreement with KCMH (the "Services Agreement") whereby KCMH and its affiliates provide services, office facilities, office equipment, and personnel reasonably necessary to operate the business of the Company. To the extent that such allocable costs are Reimbursable Costs, the Company will reimburse KCMH and its affiliates or the Parent.

3. Commitments and Contingences

Litigation
From time to time, the Company is involved in legal proceedings, lawsuits and claims incidental to the conduct of the Company's business. The Company's business is also subject to extensive regulation, which may result in regulatory proceedings against it. The Company believes that these matters will not have a material impact upon the financial statement.

4. Profit Sharing Plans

With respect to a KKR affiliate's interest in KKR's funds and co-investment vehicles that provide for carried interest, such affiliate may allocate to certain eligible employees of KCMH, who provide services to the Company, a portion of the carried interest earned in relation to these funds as part of its carry pool. The KKR affiliate currently allocates 40% or 43% of the carried interest earned in relation to these funds to its carry pool. The Company does not reimburse KKR for such carry pool allocations; accordingly all such amounts are deemed to be noncash capital contributions.

5. Equity-Based Compensation

Certain employees of the Parent, who are providing services to the Company, are participants in equity-based compensation plans sponsored by KKR affiliates. Equity awards are granted to individuals by such affiliate, and the Company records allocated compensation costs incurred by such affiliate on behalf of employees providing services to the Company. For each plan described below, the allocated value of the equity-based compensation from KKR or affiliates to the Company is not reimbursable; accordingly, all such amounts are deemed to be noncash capital contributions. The following is a description of the plans in which the Parent's employees providing services to the Company participate.

KKR Holdings Units

Eligible employees of the Parent, who are providing services to the Company, have been granted units in KKR Holdings L.P. (the "Holdings Units"), a KKR affiliate, which are generally subject to minimum retained ownership requirements and in certain cases, transfer restrictions, and allow for the ability to exchange the Holdings Units into Class A common stock of its publicly traded affiliate, KKR & Co. Inc. (the "Class A common stock"), on a one-for-one basis. Except for any Holdings Units that were deemed fully vested on the date of grant, Holdings Units are subject to service based vesting generally over a three to five year period from the date of grant. Transfer restriction periods, if applicable, generally last for a minimum of (i) one year with respect to one-half of the interests vesting on any vesting date and (ii) two years with respect to the other one-half of the interests vesting on such vesting date. While providing services to the Company or one of its affiliates, these individuals may also be subject to minimum retained ownership rules requiring them to continuously hold 25% of their vested interests. Upon separation from the Company and KKR affiliates, certain Holdings Unit holders will be subject to the terms of a non-compete agreement that may require the forfeiture of certain vested and unvested Holdings Units should the terms of the non-compete be violated. Holders of Holdings Units are entitled to participate in distributions received by KKR Holdings only to the extent that such Holdings Units are vested.

Compensation expense on Holdings Units is calculated based on the fair value of a Holdings Unit determined using the closing price of the Class A common stock on the grant date discounted for the lack of participation rights in the expected distributions on unvested units. The following table presents information regarding the discount for the lack of participation rights in the expected dividends for shares granted subsequent to December 31, 2015.

Date of Grant	Discount per share (1)
January 1, 2016 to December 31, 2016	$ 0.64
January 1, 2017 to December 31, 2017	$ 0.68
January 1, 2018 to June 30, 2018	$ 0.68
July 1, 2018 to December 31, 2019	$ 0.50

(1) Represents the annual discount for the lack of participation rights on expected dividends. The total discount on any given tranche of unvested shares is calculated as the discount per share multiplied by the number of years in the applicable vesting period.

Restricted Stock Units

On March 29, 2019, the 2019 Equity Incentive Plan became effective. Following the effectiveness of the 2019 Equity Incentive Plan, KKR will not make any further grants under the 2010 Equity Incentive Plan, and the 2019 Equity Incentive Plan became KKR's only plan for providing new equity-based awards. Outstanding awards under the 2010 Equity Incentive Plan will remain outstanding, unchanged and subject to the terms of the 2010 Equity Incentive Plan and their respective equity award agreements, until the vesting, expiration or lapse of such awards in accordance with their terms. There are no significant differences in the expense recognition between the 2010 Equity Incentive Plan and the 2019 Equity Incentive Plan.

Under the Equity Incentive Plans, KKR granted awards to employees of the Parent, who provide services to the Company, that relate to Class A common stock, which generally vest over a three to five year period from the date of grant. In certain cases, these awards are subject to transfer restrictions and/or minimum retained ownership requirements. Compensation expense on these awards is calculated based on the fair value of Class A common stock on the grant date discounted for the lack of participation rights in the expected dividends on unvested units. The following table presents information regarding the discount for the lack of participation rights in the expected dividends for shares granted subsequent to December 31, 2015.

Date of Grant	Discount per share (1)	
January 1, 2016 to December 31, 2016	$	0.64
January 1, 2017 to December 31, 2017	$	0.68
January 1, 2018 to June 30, 2018	$	0.68
July 1, 2018 to December 31, 2019	$	0.50

(1) Represents the annual discount for the lack of participation rights on expected dividends. The total discount on any given tranche of unvested shares is calculated as the discount per share multiplied by the number of years in the applicable vesting period.

6. Segment Reporting

KKR operates through one operating and reportable segment. This single reportable segment reflects how the chief operating decision makers allocate resources and assess performance, which includes operating collaboratively across products and markets, with predominantly a single expense pool.

7. Regulatory Requirements

The Company is subject to the Alternative Standard which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items as defined. At December 31, 2019 the Company had net capital of $26,285,749 which exceeded the required net capital of $250,000 by $26,035,749.

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company’s activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i).

8. Subsequent Events

The Company evaluated subsequent events through the date this financial statement was issued. There were no additional subsequent events identified by the Company that should be disclosed in the notes to the financial statement.

* * * * *